UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Bellevue, August 11th, 2005

T-MOBILE USA REPORTS SECOND QUARTER 2005 RESULTS

•                  972,000 net new customers added in Q2 2005 – total customer base of 19.2 million

•                  $1.08 billion in Operating Income Before Depreciation and Amortization (OIBDA) in Q2 2005

•                  Tied for best call quality performance in Northeast and Southeast regions in the JD Power and Associates 2005 Wireless Call Quality Performance Study

•                  Over 1,000 new cell sites on air in Q2 2005 – almost 31,000 cell sites on air in total

•                  Q2 2005 net income of $387 million, up more than 60% from Q2 2004

T-Mobile USA, Inc. (“T-Mobile USA”), the U.S. operation of T-Mobile International AG & Co. KG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT), today announced second quarter 2005 results. In order to provide comparability with the results of other U.S. wireless carriers all financial amounts are in USD and are based on accounting principles generally accepted in the United States (“GAAP”).  T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in accordance with International Financial Reporting Standards (IFRS).

In the second quarter of 2005, T-Mobile USA added 972,000 net new customers, compared with 957,000 added in the first quarter of 2005 and 1,092,000 in the second quarter of 2004.  Approximately 70% of the growth in the second quarter of 2005 came from new postpay customers, which currently comprise over 87% of the total customer base.  Approximately 30% of the growth came from new prepaid customers, reflecting the successful rebranding of T-Mobile USA’s prepaid service into “T-Mobile To Go” combined with a more attractive prepaid offering.

“As we continue our relentless focus on delivering high quality, reliable and fun wireless services at an exceptional value, more and more customers continue to reward us with their business.  Equally important is the ever increasing loyalty this has created among our existing customers to the T-Mobile brand.  The overall result is another quarter of balanced profitability and growth out of the U.S. business,” said Robert Dotson, President and CEO of T-Mobile USA.

T-Mobile USA’s commitment to excellent customer satisfaction earned the company highest honors, for the second straight year, in several independent studies announced by J.D. Power and Associates. According to the J.D. Power and Associates 2005 Wireless Call Quality Performance Study published last week, T-Mobile USA tied for top honors in the Northeast and Southeast regions. These honors come on the heels of top overall J.D. Power and Associates rankings, announced in the second quarter, for 2005 Wireless Customer Care Performance and 2005 Overall Business Customer Satisfaction.

T-Mobile USA reported OIBDA of $1.08 billion in the second quarter of 2005 compared to $826 million in the first quarter of 2005 and $717 million in the second quarter of 2004. OIBDA for the second quarter of 2005 includes non-cash rent expense of $40 million related to recent changes to our accounting for operating leases, approximately the same amount as in the first quarter of 2005.  T-Mobile USA’s net income for the second quarter of 2005 was $387 million.

“The U.S. wireless market remains strong, and the T-Mobile USA leadership team continues to deliver superior growth and business performance relative to competitors in the marketplace,” said Rene Obermann, CEO of T-Mobile International and Member of the Board of Management, Deutsche Telekom.

“T-Mobile USA remains one of our most important businesses, with a consistent track record of delivering on its commitments – both to investors and customers.”

T-Mobile USA service revenues, which consist of postpay, prepaid, roaming and other service revenues, were $3.04 billion in the second quarter of 2005, up from $2.85 billion in the first quarter of 2005 and $2.46 billion in the second quarter of 2004.  Affiliate and other revenues were $269 million in the second quarter of 2005, up from $252 million in the first quarter of 2005 and $29 million in the second quarter of 2004. These revenues include revenues from our WiFi business, co-location rental income, and network usage revenues for Cingular customers in California, Nevada, and New York who have not yet transitioned to the Cingular network. Total revenues were $3.61 billion in the second quarter of 2005.

Average Revenue Per User (“ARPU,” as defined in the footnotes to the Selected Data, below) was $54 in the second quarter of 2005, the same as in the first quarter of 2005 and slightly down from $55 in the second quarter of 2004. Data services revenue growth continued in the second quarter, and now represents 8.2% of postpay ARPU, compared to 7.6% in the first quarter of 2005 and 5.0% in the second quarter of 2004.  A key factor in data services revenue growth in the second quarter was a net increase of 92,000 BlackBerry customers during the quarter, bringing the total number of BlackBerry users to 594,000.

Postpay churn averaged 2.3% per month in the second quarter of 2005, consistent with first quarter of 2005 and down from 2.4% in the second quarter of 2004.  Blended churn, a mix of postpay and prepaid customers, was 2.8% in the second quarter of 2005, consistent with first quarter of 2005 and second quarter of 2004.

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA”, as defined in the footnotes to the Selected Data, below) was $310 in the second quarter of 2005, down from $357 in the first quarter of 2005 and $318 in the second quarter of 2004.  The reduction is primarily due to lower sales and marketing expenditures, and a change in the sales mix.

The average cash cost of serving customers, Cash Cost Per User (“CCPU”, as defined in the footnotes to the Selected Data, below), was $25.66 per customer per month in the second quarter of 2005, compared to $26.48 in the first quarter of 2005, and higher than $23.09 in the second quarter of 2004.  The increase in CCPU relative to 2004 reflects the inclusion in our results of 100% of the costs to operate the networks in California, Nevada and New York associated with the acquisition of full ownership of those networks at the beginning of 2005, including the costs of providing transitional network services to Cingular’s customers. The year on year increase in CCPU also reflects the change in our accounting for operating leases in the fourth quarter of 2004 – see further discussion in the footnotes to the Selected Data, below.

Capital expenditures were $815 million in the second quarter of 2005, compared with $376 million in the first quarter of 2005 (excluding the acquisition of the California and Nevada network) and $664 million in the second quarter of 2004.  Approximately $235 million of the second quarter 2005 capital expenditures were for payments to the FCC for additional mobile communications licenses in 35 markets (Auction 58) through T-Mobile USA’s joint venture with Cook Inlet Region Inc.  Capital expenditures in the second quarter of 2004 did not include $267 million related to the network joint venture with Cingular, which was terminated in the first quarter of 2005.  T-Mobile USA also added over 1,000 new cell sites in the second quarter of 2005, bringing the total number of cell sites to almost 31,000.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

SELECTED DATA FOR T-MOBILE USA

(‘000)	Q2 05	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Y/E 04
Covered population	232,000	229,000	229,000	226,000	224,000	224,000	229,000
Customers, end of period	19,243	18,271	17,314	16,295	15,394	14,302	17,314
thereof postpay customers	16,796	16,115	15,340	14,528	13,720	12,784	15,340
thereof prepaid customers	2,447	2,156	1,974	1,767	1,674	1,518	1,974
Net customer additions	972	957	1,019	901	1,092	1,174	4,186

Minutes of use/post pay customer/month	960	921	907	908	885	817	877
Postpay churn	2.3%	2.3%	2.6%	2.6%	2.4%	2.6%	2.6%
Prepaid churn	6.4%	6.4%	6.6%	6.6%	5.7%	6.9%	6.3%
Blended churn	2.8%	2.8%	3.1%	3.0%	2.8%	3.0%	3.0%

($ / month)
ARPU (blended) (1)	54	54	55	55	55	54	55
ARPU (postpay)	55	54	56	56	55	54	56
ARPU (prepaid)	27	28	29	28	30	29	28
Cost of serving (CCPU)(3)	26	26	28	24	23	23	25
Cost per gross add (CPGA)(4)	310	357	345	301	318	326	323

($ million)
Total revenues	3,614	3,437	3,238	3,035	2,809	2,597	11,679
Service revenues(1)	3,040	2,854	2,748	2,612	2,464	2,208	10,032
OIBDA(2),(5)	1,081	826	515	788	717	492	2,512
OIBDA margin (8)	33%	27%	19%	30%	29%	22%	25%
Capital expenditures (6)	815	2,838	422	453	664	599	2,138

Cell sites on-air (7)	30,876	29,869	29,401	29,056	28,803	27,857	29,401

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

(1)          Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers.  ARPU is calculated by dividing total service revenues for the specified period by the average customers during the period and further dividing by the number of months in the period.

Service revenues include postpay, prepaid, and roaming and other service revenues, and do not include equipment sales, affiliate and other revenues. Revenues from our WiFi business, co-location rental income, and revenues for network usage by Cingular customers who have not yet transitioned from the former joint venture networks in California, Nevada, and New York, are therefore not included in ARPU.

(2)          As a result of recent financial statement restatements by numerous U.S. public companies and publication of a letter by the Chief Accountant of the SEC to the American Institute of Certified Public Accountants on February 7, 2005, clarifying the interpretation of existing US GAAP accounting literature applicable to certain operating leases and leasehold improvements,
T-Mobile USA changed its accounting for operating leases and recorded a cumulative adjustment representing a net charge to net income of $143 million in the fourth quarter of 2004, of which $71 million related to the years 2001 through 2003.    The net cumulative adjustment was comprised of a $200 million increase in rent expense based primarily on rent escalation clauses related to future renewal periods of cell site leases; an increase of $33 million in the equity loss from the network sharing venture with Cingular also related to cell site leases; a reduction of $53 million in depreciation expense to adjust the depreciable life of leasehold improvements; and a reduction of $36 million in the loss provision related to dissolution of the network sharing joint venture with Cingular. Financial results for 2004 and prior periods have not been restated.

The following table provides the impact of the cumulative adjustments as it relates to the quarterly results in 2004 as if restated.

($ million)	Total 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004
OIBDA (2),(5)	(93.4)	(24.2)	(23.9)	(23.2)	(22.1)
OIBDA margin (8)	(0.9)%	(0.9)%	(0.9)%	(0.9)%	(1.0)%
Depreciation	(2.0)	(.5)	(.5)	(.5)	(.5)
Equity (loss)	(13.6)	(3.5)	(3.4)	(3.4)	(3.3)
Other expense	36.4	36.4	—	—	—
Net income/(loss)	(72.6)	8.2	(27.8)	(27.1)	(25.9)

($ / month)
CCPU (3)	1	1	1	1	1

(3)          The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss on equipment (handsets and accessories) sales unrelated to customer acquisition.  This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations.

(4)          Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss on equipment (handsets and accessories) sales related to customer acquisition for the specified period, divided by gross customers added during the period. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations.

(5)          OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculations, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

(6)          2004 amounts exclude our investment to fund capital expenditures in the network sharing joint venture with Cingular Wireless LLC (“Cingular”). 2005 amounts include capital expenditures in the coverage areas previously served by the venture.

(7)          2004 amounts include sites in New York, California and Nevada previously owned and operated by our network sharing joint venture.

(8)          OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 5 above) divided by total revenues less equipment sales.

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	June 30, 2005	December 31, 2004
ASSETS

Current assets:
Cash and cash equivalents	$204	$182
Accounts receivable, net of allowance for doubtful accounts of $163 and $158, respectively	1,948	1,657
Inventory	257	444
Other current assets	418	2,818
	2,827	5,101
Property and equipment, net of accumulated depreciation of $4,509 and $3,247, respectively	10,178	6,718
Goodwill	10,704	10,704
Spectrum licenses	11,502	11,087
Other intangible assets, net of accumulated amortization of $966 and $791, respectively	363	35
Investments in and advances to unconsolidated affiliates	4	1,203
Other assets and investments	222	212
	$35,800	$35,060

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$836	$615
Accrued liabilities	984	1,002
Loss provision on network transaction	—	792
Deferred revenue	332	335
Current portion of deferred tax liability	5	—
Current portion of capital lease	1	1
Construction accounts payable	467	438
Current portion of long-term notes payable to affiliates	500	2,505
Total current liabilities	3,125	5,688

Long-term notes payable to affiliates	6,514	5,127
Deferred tax liabilities	3,149	3,096
Other long-term liabilities	1,719	395
Total long-term liabilities other than shares	11,382	8,618

Voting preferred stock	5,000	5,000
Total long-term liabilities	$16,382	$13,618

Minority interest in equity of consolidated subsidiaries	58	18

Commitments and contingencies

Shareholder’s equity:
Common stock	39,440	39,433
Deferred stock compensation	(1)	(3)
Accumulated deficit	(23,204)	(23,694)
Total shareholder’s equity	16,235	15,736
	$35,800	$35,060

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended June 30, 2005	Quarter Ended June 30, 2004
Revenues:
Postpay	$2,725	$2,211
Prepaid	179	144
Roaming and other services	136	109
Equipment sales	305	316
Affiliate and other	269	29
Total revenues	3,614	2,809
Operating expenses:
Network	718	530
Cost of equipment sales	575	474
General and administrative	572	445
Customer acquisition	668	643
Depreciation and amortization	585	333
Total operating expenses	3,118	2,425
Operating income	496	384
Other income (expense):
Interest expense	(121)	(65)
Equity in net losses of unconsolidated affiliates	—	(51)
Interest income and other, net	51	1
Total other income (expense)	(70)	(115)
Income before income taxes	426	269
Income tax expense	(39)	(29)
Net income	$387	$240

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Quarter Ended June 30, 2005	Quarter Ended June 30, 2004
Operating activities:
Net income	$387	$240
Adjustments to reconcile net income to net cash provided by operating activites:
Depreciation and amortization	585	333
Income tax expense	39	29
Amortization of debt discount and premium, net	(8)	(8)
Equity in net losses of unconsolidated affiliates	—	51
Stock-based compensation	1	4
Allowance for bad debts	1	(7)
Deferred rent	40	—
Other, net	(49)	(1)
Changes in operating assets and liabilities:
Accounts receivable	(124)	(17)
Inventory	32	(210)
Other current assets	162	29
Accounts payable	82	(100)
Accrued liabilities	(112)	(122)
Net cash provided by operating activities	1,036	220
Investing activities:
Purchases of property and equipment	(580)	(664)
Acquisitions of wireless properties, net of cash acquired	(235)	—
Proceeds on disposal of assets	16	—
Investments in and advances to unconsolidated affiliates, net	—	(146)
Net cash used in investing activities	(799)	(811)
Financing activities:
Long-term debt repayments	(365)	1
Long-term debt borrowings from affiliates, net	—	500
Change in minority interest	(22)	—
Book overdraft	77	144
Net cash (used in) / provided by financing activities	(310)	644

Change in cash and cash equivalents	(73)	53
Cash and cash equivalents, beginning of period	277	69
Cash and cash equivalents, end of period	$204	$122

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows (refer to footnote 2 of the Selected Data Table for the quarterly impacts of the cumulative operating lease adjustment):

	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Y/E 2004
OIBDA	$1,081	$826	$515	$788	$717	$492	$2,512
Depreciation and amortization	(585)	(519)	(265)	(295)	(333)	(380)	(1,273)

Operating income	$496	$307	$250	$493	$384	$112	$1,239

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Y/E 2004
Customer acquisition costs	$668	$711	$737	$622	$643	$673	$2,675

Plus: Subsidy loss
Equipment sales	(305)	(331)	(452)	(388)	(316)	(363)	(1,519)
Cost of equipment sales	575	661	719	573	474	547	2,313
Total subsidy loss	270	330	267	185	158	184	794

Less: Subsidy loss unrelated to customer acquisition	(153)	(172)	(122)	(100)	(59)	(69)	(350)
Subsidy loss related to customer acquisition	117	158	145	85	99	115	444

Cost of acquiring customers	$785	$869	$882	$707	$742	$788	$3,119

CPGA ($/ new customer added)	$310	$357	$345	$301	$318	$326	$323

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations (refer to footnote 2 of the Selected Data Table for the quarterly impacts of the cumulative operating lease adjustment):

	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Y/E 2004

Network costs	$718	$681	$757	$556	$530	$454	$2,297

General and administrative	572	558	511	496	445	431	1,883

Total network and general and administrative costs	1,290	1,239	1,268	1,052	975	885	4,180

Plus: Subsidy loss unrelated to customer acquisition	153	172	122	100	59	69	350

Total cost of serving customers	$1,443	$1,411	$1,390	$1,152	$1,034	$954	$4,530

CCPU ($/ customer per month)	$26	$26	$28	$24	$23	$23	$25

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). T-Mobile USA’s GSM/GPRS 1900 voice and data networks reach over 260 million people including roaming and other agreements.  In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the United States, available in more than 6,000 public access locations including Starbucks coffeehouses, Kinko’s, Borders Books and Music, Hyatt and Accor hotels, selected airports and American Airlines Admirals Clubs, United Red Carpet Clubs, US Airways Clubs and Delta Air Lines Clubs. T-Mobile USA is committed to providing the best value in wireless service through its GET MORE promise to provide customers with more minutes, more features and more service. For more information, visit the company website at http://www.t-mobile.com/.

About T-Mobile International:

T-Mobile International, one of Deutsche Telekom AG’s three main strategic business areas, is one of the world’s leading international mobile communications providers. T-Mobile International’s majority-held mobile companies today serve almost 81 million mobile customers in Europe and the U.S. For more information about T-Mobile International, please visit http://www.t-mobile.net/. For further information on Deutsche Telekom, please visit http://www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Philipp Schindera	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.1700	+49 228.181.88880

Hans Ehnert	Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951 or +1 212.424.2926
+1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff

Name: Guido Kerkhoff

Title: Senior Executive Vice President
Chief Accounting Officer

Date: August 15, 2005